

Mail Stop 3561

March 15, 2011

<u>Via U.S. Mail</u>

Mr. Thomas A. Burke, Chief Executive Officer
Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403

> **Re:** **Modine Manufacturing Company**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed June 10, 2010**
> **Form 10-Q for the fiscal quarter ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 001-01373**

Dear Mr. Burke:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief